Exhibit 99.2


                "2003 Q4 and Annual Results - Seize the Upturn"


Slide 1
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                               [GRAPHIC OMITTED]
                                    A S M L

                  2003 Q4 and Annual Results Seize the Upturn

Presented by
Doug Dunn, President and CEO
Peter Wennink, Executive Vice President Finance and CFO
Veldhoven, January 15, 2004




Slide 2
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Safe Harbor

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed during this presentation include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product and pricing, manufacturing efficiencies, new products development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.


Slide 3
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Agenda

o    Market environment
o    ASML accomplishments 2003
o    Business strategy
o    Financial summary
o    Summary


Slide 4
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Market environment


Slide 5
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Recovery in chip industry

o    Multiple consecutive quarters of SC industry growth
o    Experienced by a broad base of our customers
o    Supported by a large variety of end market applications


Slide 6
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                Semiconductor growth in both units and revenue

               3 Month Moving Average (3MMA) Semiconductor Sales

Semiconductors WW Revenues 3MMA          Semiconductors WW Units 3MMA


              Jan-00  Feb-00  Mar-00  Apr-00  May-00  Jun-00  Jul-00  Aug-00  Sep-00  Oct-00  Nov-00  Dec-00
Revenues(B$)  14.84   14.64   15.07   15.28   15.9    16.74   17.29   18.08   18.44   18.65   18.27   17.89
Units(B)      27.79   27.55   28.34   29.36   30.55   31.54   31.97   32.53   33.05   33.42   33.06   31.52


              Jan-01  Feb-01  Mar-01  Apr-01  May-01  Jun-01  Jul-01  Aug-01  Sep-01  Oct-01  Nov-01  Dec-01
Revenues(B$)  16.63   15.48   14.41   13.74   12.71   11.54   10.82   10.45   10.19   10.44   10.6    10.18
Units(B)      29.44   27.81   27.28   26.88   25.82   24.87   23.97   23.47   23.29   23.61   23.72   22.51


              Jan-02  Feb-02  Mar-02  Apr-02  May-02  Jun-02  Jul-02  Aug-02  Sep-02  Oct-02  Nov-02  Dec-02
Revenues(B$)  10.02   10.03   10.73   11.07   11.38   11.35   11.68   11.93   12.29   12.51   12.83   12.53
Units(B)      22.08   22.28   24.71   26.76   28.57   29.37   29.69   29.55   29.56   29.27   29.25   28.24


              Jan-03  Feb-03  Mar-03  Apr-03  May-03  Jun-03  Jul-03  Aug-03  Sep-03  Oct-03  Nov-03
Revenues(B$)  12.28   11.92   12.3    12.4    12.65   12.7    13.06   13.57   14.45   15.43   16.13
Units(B)      27.67   27.04   28.08   28.76   29.59   29.77   29.83   30.03   31.09   32.61   33.71

Source:  WSTS, Dec 2003


Slide 7
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Semiconductor prices on the rise again

                                        Semiconductors WW ASP 3MMA($)

        Jan-00  Feb-00  Mar-00  Apr-00  May-00  Jun-00  Jul-00  Aug-00  Sep-00  Oct-00  Nov-00  Dec-00
        0.53    0.53    0.53    0.52    0.52    0.53    0.54    0.56    0.56    0.56    0.55    0.57


        Jan-01  Feb-01  Mar-01  Apr-01  May-01  Jun-01  Jul-01  Aug-01  Sep-01  Oct-01  Nov-01  Dec-01
        0.56    0.55    0.53    0.51    0.49    0.46    0.45    0.44    0.44    0.44    0.45    0.45


        Jan-02  Feb-02  Mar-02  Apr-02  May-02  Jun-02  Jul-02  Aug-02  Sep-02  Oct-02  Nov-02  Dec-02
        0.45    0.45    0.43    0.41    0.4     0.39    0.39    0.4     0.41    0.43    0.44    0.44


        Jan-03  Feb-03  Mar-03  Apr-03  May-03  Jun-03  Jul-03  Aug-03  Sep-03  Oct-03  Nov-03
        0.44    0.44    0.44    0.43    0.43    0.43    0.44    0.45    0.46    0.47    0.48


Soruce:  WSTS, Dec 2003



Slide 8
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                        Chip revenue forecast for 2004

                              [GRAPHIC OMITTED]



Slide 9
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Recovery is broad-based

Revenue (B$)
                2000          2001     2002      2003     2004F     2005F     2006F     2007F
Automotive      13070      12410.2   13278.5   14234.4   16031.5   17769.7   18592.1   19404.5
Comms           60802.4    38207.5   35953.9   40257.8   48900.7   58225.8   58770.4   63512.2
Consumer        32338.3    25989.7   26546.3   29172.7   34467     40934.8   42477     47576.8
Data Proc       96690.5    62830.1   65753.6   73644.9   89427.5  105380.4   93426.1   99430.3
Industrial      15137.8    10026.7   10504.4   12394.8   15073.4   17668.1   16496.8   17613.4
Milit/Civil      4487.3     3440.4    3810.7    4313.2    5086.2    5911.2    5703.5    5845.3



Slide 10
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                   Growth forecasted in semiconductor capex

            WW capex (Average Dataquest, VLSI Research, ICInsights)


                                                B$
                           -------------------------

                             2001               41
                             2002               29
                             2003               30
                             2004F              41
                             2005F              55
Slide 11
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                          ASML accomplishments 2003


Slide 12
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Accomplishments 2003

o    Returned to profitability in a lackluster market
o    Strongest product offering ever
         o    Volume shipment of high-NA 193 nm (AT:1200)
         o    Received industry's 1st order for immersion technology
         o    Shipped industry's first full-field 157-nm tool
o Awards from top chip-makers and industry analysts for outstanding customer service and product performance
         o    "Best chip equipment maker of 2003" - Silicon Strategies
         o    Top customer satisfaction ratings - VLSI Research


Slide 13
--------

Immersion announced

                              [GRAPHIC OMITTED]



Slide 14
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Accomplishments 2003 continued

o    Lowered breakeven point to below 160 machines
o    Achieved targets for TWINSCAN(TM) cost of goods reduction
o    Generated approx. Euro 500 million in cash from operations
o    Improved gross margin over 4 consecutive quarters
o    Sustained top market share in revenues



Slide 15
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90% of top 10 spenders choose ASML

                    Top 20 estimated capex budgets for 2004


Rank         Company                 Capex (M$)
-----------------------------------------------
1            Samsung                   4500
2            Intel                     3700
3            TSMC                      2500
4            SMIC                      2200         90%
5            Micron                    1750        ASML
6            STMicroelectronics        1600      Customer
7            Toshiba                   1250
8            Infineon Technologies     1200
9            Sony                      1200
10           IBM                       1100
-----------------------------------------------
11           Inotera                    900
12           Texas Instruments          850
13           Tricenti                   850
14           AMD                        800
15           UMC                        800         70%
16           Hynix                      750        ASML
17           Renesas                    750      Customer
18           UMCi                       700
19           Elpida                     674
20           Chartered                  600
-----------------------------------------------
Source: ASML Estimates



Slide 16
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Business strategy



Slide 17
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Continuity in business strategy

o    Market leadership through:
         o     Leadership in customer satisfaction
         o     Leadership in technology
o    High value drivers for customers
o    Operational excellence
o    Improved financial performance


Slide 18
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Customer focus

o    We are the lithography company
o    Dedicated to customer needs in:
o    Extending 248-nm and 193-nm lithography
o    Immersion
o    Maskless lithography
o    157-nm technology
o    EUV


Slide 19
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Gross margin improvement focus

o    Value of Ownership proposition
         o    Continued performance enhancements
         o    Pricing leverage
o    Cost control
         o    TWINSCAN cost of goods reduction program
         o    Cost of operations worldwide
o    Production volume
         o    Leverage fixed-cost base


Slide 20
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Financial summary


Slide 21
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Financial focus

o    ASML continues to commit to:
         o    Improving inventory turns
         o    Driving down Days Sales Outstanding (DSO)
         o    Generating cash from working capital
         o    Bringing down the breakeven point
         o    Substantially improving Return On Invested Capital (ROIC)


2003 was all about cash generation

2004 will be all about gross margin


Slide 22
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Total revenues M Euro

                     1999       2000       2001       2002        2003
-----------------------------------------------------------------------
Semi-annual            -        1180        830          -           -
-----------------------------------------------------------------------
Q1                     -          -          -         179         318
-----------------------------------------------------------------------
Q2                     -          -          -         609         329
-----------------------------------------------------------------------
Q3                     -          -          -         351         370
-----------------------------------------------------------------------
Q4                     -          -          -         820         526
-----------------------------------------------------------------------
Total                1518       2673       1589       1959        1543
-----------------------------------------------------------------------

Slide 23
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System revenue per region: full year 2003

        Europe  U.S.    Taiwan  China   Korea   ROW
        13%     38%     13%     5%      28%     3%


Slide 24
--------

                          Overview historical financials consolidated M Euro
----------------------------------------------------------------------------------------------
     ASML                      2002 FY          2003 1H          2003 2H          2003 FY
----------------------------------------------------------------------------------------------
Net Sales                   1,959  100.0%     647  100.0%      896  100.0%      1,543  100.0%
----------------------------------------------------------------------------------------------
Gross profit                  468   23.9%     125   19.3%      244   27.2%        369   23.9%
----------------------------------------------------------------------------------------------
R&D costs                     299   15.3%     149   23.0%      138   15.4%        287   18.6%
----------------------------------------------------------------------------------------------
SG&A costs                    263   13.4%     140*  21.6%       97   10.8%        237   15.4%
----------------------------------------------------------------------------------------------
Operating income from
continuing operations         (94)  (4.8)%   (164) (25.3)%       9    1.0%       (155) (10.0)%
----------------------------------------------------------------------------------------------
Net income from
 continued ops.               (88)  (4.5)%   (123) (19.0)%      (2)  (0.2)%      (125)  (8.1)%
----------------------------------------------------------------------------------------------
Net income from
 discont. ops                (120)  (6.1)%    (23)  (3.6)%     (13)  (1.4)%       (36)  (2.3)%
----------------------------------------------------------------------------------------------
Total net income             (208) (10.6)%   (145) (22.4)%     (15)  (1.7)%      (160) (10.4)%
----------------------------------------------------------------------------------------------


Prior year financial statements have been restated to reflect the impact of discontinued operations. Numbers have been rounded for readers' convenience.

* SG&A costs include restructuring expenses of M Euro 24 for 1H 2003.


Slide 25
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Sales per model
--------------------------------------------------------------------------------
                                2002 1H      2002 2H        2003 1H      2003 2H
--------------------------------------------------------------------------------
New scanner
--------------------------------------------------------------------------------
200 mm
--------------------------------------------------------------------------------
    i-line                            8            15             4           11
--------------------------------------------------------------------------------
    Krf (248 nm)                     34            42            30           27
--------------------------------------------------------------------------------
    Arf (193 nm)                      7             8             3            1
--------------------------------------------------------------------------------
    Total 200 mm scanners            49            65            37           39
--------------------------------------------------------------------------------
300 mm
--------------------------------------------------------------------------------
    i-line                            2             6             2            0
--------------------------------------------------------------------------------
    Krf (248 nm)                     14            19            12           14
--------------------------------------------------------------------------------
    Arf (193 nm)                      4            16             3           17
--------------------------------------------------------------------------------
    Total 300 mm scanners            20            41            17           31
--------------------------------------------------------------------------------
Total scanners                       69           106            54           70
--------------------------------------------------------------------------------
New steppers
--------------------------------------------------------------------------------
    i-line                            4             4             1            0
--------------------------------------------------------------------------------
    Krf (248 nm)                      0             0             0            1
--------------------------------------------------------------------------------
Total steppers                        4             4             1            1
--------------------------------------------------------------------------------
Used systems                          5            17            19           24
--------------------------------------------------------------------------------
TOTAL                                78           127            74           95
--------------------------------------------------------------------------------

Slide 26
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Backlog: litho units vs. value

                     Jan 02  Mar 02  Jun 02  Sep 02  Dec 02  Mar 03  Jun 03  Sep 03  Dec 03
Backlog units          111     117     160     93      103     87      62      91     124
Backlog value(MEuro)  1141    1215    1570    930     1030    870     678     859     993



Slide 27
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                  Backlog lithography per December 31, 2003

                              Total value M Euro 993

Value per type
--------------

Scanners 300 mm      62%
Scanners 200 mm      35%
Other                 3%

Value per technology
--------------------

248 nm               63%
193 nm               26%
365 nm               11%


Value per region
----------------
Taiwan               24%
Korea                22%
U.S.                 18%
Singapore            15%
China                11%
Europe               10%


Value per end-use
-----------------
Foundry              45%
Memory               39%
IDM                  14%
R&D                   1%




Slide 28
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Backlog as of December 31, 2003



               New Systems          Used Systems             Total Backlog
                 Backlog               Backlog
--------------------------------------------------------------------------------
Units             103                     21                       124
--------------------------------------------------------------------------------
Value      M Euro 946             M Euro  47                M Euro 993
--------------------------------------------------------------------------------
ASP        M Euro 9.2             M Euro 2.2                M Euro 8.0
--------------------------------------------------------------------------------

              Numbers have been rounded for readers' convenience.


Slide 29
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
Cash Flow M Euro
-----------------------------------------------------------------------------------------
                                      2002 FY        2003 1H        2003 2H       2003 FY
-----------------------------------------------------------------------------------------
Net income from cont. operations        (88)          (123)           (2)          (125)
-----------------------------------------------------------------------------------------
Depreciation and amortization           187             66            91            157
-----------------------------------------------------------------------------------------
Effects of changes in assets
 and liabilities                       (153)           327           150            477
-----------------------------------------------------------------------------------------
Cash flow from operations               (54)           270           239            509
-----------------------------------------------------------------------------------------
Cash flow from investing activities     (80)           (17)           (9)           (26)
-----------------------------------------------------------------------------------------
Cash flow from financing activities      21            370          (438)           (68)
-----------------------------------------------------------------------------------------
Cash flow from discontinued
 operations                            (127)           (10)           23             13
-----------------------------------------------------------------------------------------
Effect of changes in exchange rates
 on cash                                 (2)           (32)          (37)           (69)
-----------------------------------------------------------------------------------------
Net cash flow                          (242)           581          (222)           359
-----------------------------------------------------------------------------------------

Prior year financial statements have been restated to reflect the impact of discontinued operations. Numbers have been rounded for readers' convenience.



Slide 30

Balance sheet as of December 31, 2003 M Euro

-----------------------------------------------------------------------------------------
Assets                                                 Dec 2002           Dec 2003
-----------------------------------------------------------------------------------------
Cash and cash equivalents                            669   20.3%        1,028   35.8%
-----------------------------------------------------------------------------------------
Accounts receivable, net                             557   16.9%          314   10.9%
-----------------------------------------------------------------------------------------
Inventories, net                                     730   22.1%          595   20.8%
-----------------------------------------------------------------------------------------
Other assets                                         343   10.4%          193    6.7%
-----------------------------------------------------------------------------------------
Tax assets                                           493   14.9%          375   13.1%
-----------------------------------------------------------------------------------------
Fixed assets                                         510   15.4%          363   12.7%
-----------------------------------------------------------------------------------------
TOTAL ASSETS                                       3,302    100%        2,868    100%
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
LIABILITIES and SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------
Current liabilities                                  728   22.0%          676   23.5%
-----------------------------------------------------------------------------------------
Tax liability                                        158    4.8%          180    6.3%
-----------------------------------------------------------------------------------------
Long term debts                                    1,100   33.3%          871   30.4%
-----------------------------------------------------------------------------------------
Shareholders' equity                               1,316   39.9%        1,141   39.8%
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY           3,302    100%        2,868    100%
-----------------------------------------------------------------------------------------




Prior year financial statements have been restated to reflect the impact of discontinued operations. Numbers have been rounded for readers' convenience.


Slide 31
--------

Summary



Slide 32
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Summary

o     Industry recovery clearly underway
o     ASML committed to continued improvement of business fundamentals
o     Strongest product offering ever
o     Delivered on promise:
      o     Value Of Ownership
      o     Product performance
      o     Customer satisfaction
      o     Cash generation


Slide 33
--------



                                   A S M L

                                  Commitment